MERRILL LYNCH, PIERCE, FENNER &             MORGAN STANLEY & CO. INCORPORATED
       SMITH INCORPORATED                            1585 BROADWAY
    4 WORLD FINANCIAL CENTER                       NEW YORK, NY 10036
       NEW YORK, NY 10080

                                            July 18, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:    Jeffrey P. Riedler - Legal
              Joseph Roesler - Accounting

              Re:   Adams Respiratory Therapeutics, Inc.
                    Registration Statement on Form S-1 (File Number 333-123585)

Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and RBC Capital Markets Corporation, we hereby join Adams Respiratory Therapeutics, Inc. (the "Company") in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Time on July 20, 2005, or as soon thereafter as possible.

      In connection with this acceleration request and pursuant to Rule 460 under the Act, the following information is provided with respect to the distribution through 12:00 p.m. July 15, 2005 of the Preliminary Prospectus dated July 6, 2005:

To Whom Distributed                        Number of Copies
Underwriters                                9,050
Dealers                                         0
Institutions                                  751
Individuals                                12,614
       Total                               22,415

      This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Securities and Exchange Commission             -2-                July 18, 2005

      The Commission is further advised that the amount of compensation to be allowed or paid to the underwriters, to be disclosed in the Prospectus filed pursuant to Rule 424(b) under the Act, will not exceed an amount that has been cleared with the National Association of Securities Dealers, Inc.

                                 Very truly yours,

                                 MERRILL LYNCH, PIERCE, FENNER &
                                 SMITH INCORPORATED
                                 MORGAN STANLEY & CO. INCORPORATED
                                 DEUTSCHE BANK SECURITIES INC.
                                 RBC CAPITAL MARKETS CORPORATION
                                 As Representatives of the several Underwriters

                                 By:  MERRILL LYNCH, PIERCE, FENNER &
                                 SMITH INCORPORATED

                                 By:  /s/ Samuel Thong
                                      __________________________________
                                 Name: Samuel Thong
                                 Title: Director

                                 By:  MORGAN STANLEY & CO.
                                 INCORPORATED

                                 By:  /s/ William L. Blais
                                      __________________________________
                                 Name: William L. Blais
                                 Title: Managing Director